

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

August 25, 2003
Our ref. No. PI 022

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Partial Sale of Net One Stock**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 10/1

Translation of report filed with the Tokyo Stock Exchange on September 25, 2003

September 25, 2003

Notice Concerning Partial Sale of Net One Stock

Mitsubishi Corporation announced today that it has decided to sell some of its stockholding in Net One Systems Co., Ltd. (Net One; First Section, Tokyo Stock Exchange; Stock code: 7518), as detailed below. The partial sale of stock includes shares contributed to the Pension Fund of Mitsubishi Corporation.

1. Reason for the Partial Sale of Shares

The sale of shares is in congruence with Mitsubishi Corporation's policy of realigning its asset portfolio based on its Portfolio Management Strategy, a key element of the company's MC2003 medium-term management plan, as well as Net One's desire to improve the liquidity of its shares and to attract quality institutional investors from overseas. Although it is selling some of its shares in Net One, Mitsubishi Corporation plans to forge a closer relationship with the company as a business partner.

2. Shares to Be Sold

Common stock of Net One Systems Co., Ltd.

3. Sales Price of Shares

Presently undetermined (To be determined between October 1 and October 3 based on Net One's share price, market demand and other factors)

4. Number of Shares Scheduled to Be Sold

Up to 41,400 shares of Net One common stock

This is the maximum number of shares that will be sold and a final decision on the exact number will be made on the day the sales price is determined based on market demand and other factors.

Names of Stockholder Companies

The Master Trust Bank of Japan, Ltd. 27,600 shares

(Retirement Benefit Trust Account and Mitsubishi Corporation Account)

Mitsubishi Corporation 13,800 shares

5. Method of Sale

The shares will be sold in overseas markets, mainly to European institutional investors, with UBS Securities Japan Ltd acting as underwriter. The underwriter may sell some of the underwritten shares to no more than 49 investors solicited from within Japan.

6. Date of Settlement

It is planned that the sale of the shares will be settled on the third business day after the date the sales price is determined.

(Notes)

This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Net One Systems Co., Ltd. and will contain detailed information about Net One Systems Co., Ltd. and its management as well as its financial statements. There will be no public offering in the United States.

No action has been taken to publicly offer securities under the Securities and Exchange Law of Japan, and no public offering of Net One shares will be made in the Japanese markets.